                                               1934 Act Registration No. 1-14418
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            FOR THE MONTH OF MAY 2003

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)



                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F [X]     Form 40-F [  ]


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                           Yes [  ]           No [X]

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-             .)

================================================================================

MAY 6, 2003



                          1ST QUARTER EARNINGS FOR THE
                           PERIOD ENDED MARCH 31, 2003

          * THE INFORMATION CONTAINED HEREIN IS BASED ON KOREAN GAAP.




                                (SK TELECOM LOGO)

================================================================================
SEOUL, KOREA, MAY 6, 2003 - SK TELECOM CO., LTD. (KSE: 17670, NYSE: SKM) ("SKT" OR "THE COMPANY"), THE LEADING WIRELESS TELECOMMUNICATIONS COMPANY IN KOREA, TODAY ANNOUNCED THE RESULTS OF ITS OPERATIONS FOR THE FIRST QUARTER ENDED
MARCH 31, 2003.
================================================================================



This material contains forward-looking statements with respect to the financial condition, results of operations and business of SK Telecom and plans and objectives of the management of SK Telecom. Statements that are not historical facts, including statements about SK Telecom's beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of SK Telecom to be materially different from any future results or performance expressed or implied by such forward-looking statements. SK Telecom does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the information contained in this management presentation, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Such forward-looking statements were based on current plans, estimates and projections of SK Telecom and the political and economic environment in which SK Telecom will operate in the future, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and SK Telecom understates no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in SK Telecom's latest annual report on Form 20-F and in SK Telecom's other filings with The U.S. Securities and Exchange Commission (SEC).

\

---------------------------------------------------------------------------
CONTENTS
---------------------------------------------------------------------------
I.      FINANCIAL HIGHLIGHTS.....................................   4

II.     FINANCIAL RESULTS........................................   5

     1. INCOME STATEMENT

     2. BALANCE SHEET

     3. CAPITAL EXPENDITURE

III.    QUARTERLY FACTSHEET......................................   9

IV.     SPECIAL ITEM (MERGER WITH SK IMT)........................  10

V.      APPENDIX (FINANCIAL STATEMENTS)..........................  11

VI.     IR CONTACTS..............................................  14
---------------------------------------------------------------------------

I. FINANCIAL HIGHLIGHTS

o    SUMMARY OF INCOME STATEMENT

=================================================================================================
(KRW BN)                      1Q 03         4Q 02       CHANGE(%)    1Q 02 1)        CHANGE(%)
=================================================================================================
REVENUE                       2,243         2,366           -5%        1,932            16%
-------------------------------------------------------------------------------------------------
OPERATING EXPENSES            1,492         1,773          -16%        1,269            18%
-------------------------------------------------------------------------------------------------
OPERATING INCOME                751           593           27%          663            13%
-------------------------------------------------------------------------------------------------
Operating Margin                 33%           25%                        34%
-------------------------------------------------------------------------------------------------
NON-OPERATING INCOME             49            68          -29%           59           -18%
-------------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES          149           424          -65%           86            75%
-------------------------------------------------------------------------------------------------
ORDINARY INCOME                 650           238          173%          637             2%
-------------------------------------------------------------------------------------------------
NET INCOME                      449           163          176%          444             1%
-------------------------------------------------------------------------------------------------
Net Margin                       20%            7%                        23%
-------------------------------------------------------------------------------------------------
EBITDA 2)                     1,094         1,057            4%          979            12%
-------------------------------------------------------------------------------------------------
EBITDA Margin                    49%           45%                        51%
=================================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002
2) EBITDA = Operating income + Depreciation + R&D related depreciation included in R&D expense


o    OTHER MAIN ITEMS

===============================================================================================
(KRW BN)                        1Q 03         4Q 02       CHANGE(%)  Q1 02 1)       CHANGE(%)
===============================================================================================
WIRELESS INTERNET SALES           265           251            5%        127           108%
-----------------------------------------------------------------------------------------------
% of Cellular Revenue              13%           12%                       8%
===============================================================================================

===============================================================================================
MARKETING EXPENSES                357           526          -32%        357             0%
===============================================================================================
  Marketing Commissions           264           371          -29%        287            -8%
-----------------------------------------------------------------------------------------------
  Advertising                      93           155          -40%         70            33%
-----------------------------------------------------------------------------------------------
% of Revenue                       16%           22%                      18%
===============================================================================================

===============================================================================================
CAPITAL EXPENDITURE               174           806          -78%        174             0%
-----------------------------------------------------------------------------------------------
% of Revenue                        8%           34%                       9%
===============================================================================================

===============================================================================================
INTEREST-BEARING DEBT           5,815         4,455           31%      3,896            49%
-----------------------------------------------------------------------------------------------
Debt/Equity ratio (%)             118%           81%                     70%
===============================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002

II. FINANCIAL RESULTS

1. INCOME STATEMENT
A. REVENUE

===================================================================================================
(KRW BN)                            1Q 03        4Q 02        CHANGE(%)  1Q 02 1)       CHANGE(%)
===================================================================================================
SIGN-UP FEES                          45            47           -3%          72           -37%
---------------------------------------------------------------------------------------------------
MONTHLY FEES 2)                      737           753           -2%         664            11%
---------------------------------------------------------------------------------------------------
VOICE REVENUE 2)                     935         1,033           -9%         807            16%
---------------------------------------------------------------------------------------------------
  USAGE CHARGES                      830           922          -10%         745            12%
---------------------------------------------------------------------------------------------------
  VAS AND OTHERS                     105           111           -6%          62            70%
---------------------------------------------------------------------------------------------------
WIRELESS INTERNET SALES 2)           265           251            5%         127           108%
---------------------------------------------------------------------------------------------------
  % of Cellular Revenue               13%           12%                        8%
===================================================================================================
TOTAL CELLULAR REVENUE             1,983         2,084           -5%       1,670            19%
===================================================================================================
INTERCONNECTION REVENUE              260           282           -8%         262            -1%
===================================================================================================
  L-M                                164           174           -6%         169            -3%
---------------------------------------------------------------------------------------------------
  M-M                                 96           108          -11%          93             3%
===================================================================================================
TOTAL REVENUE                      2,243         2,366           -5%       1,932            16%
===================================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002
2)   Net sales reflecting sales discounts


1) SIGN-UP FEES & MONTHLY FEES
     - SIGN-UP FEES: Mainly due to the decrease in new adds, sign-up fees decreased 3% QoQ and 37% YoY.
     - MONTHLY FEES: Despite a cut in standard monthly fees by 6.7%, monthly fees revenue decreased only 2% QoQ, and increased 11% YoY due to increased subscribers.

2) VOICE REVENUE
     - USAGE CHARGES: Despite 1) a cut in standard usage charges of 4.8%, 2) an increase in free minutes (from 7 to 10 minutes), and 3) a decrease in MOU from seasonal effect from Lunar New Year Holiday and fewer days in February, usage charges revenue decreased 10% QoQ. But owing to increase in subscribers and MOU, usage charges revenue increased 12% YoY.
     - VAS AND OTHERS: Due to 1) the accounting method change (to net sales excluding commissions to contents providers) in voice information services (ARS service, 114 , etc) and 2) seasonal effect, revenue from VAS and others decreased 6% QoQ. Under the previous method, including commissions to contents providers in revenue, VAS and others would have increased 1% QoQ to KRW 112.2b. Because of a gradual increase in VAS subscribers, VAS and others revenue increased 70% YoY.

3) WIRELESS INTERNET SALES
     - WIRELESS INTERNET SALES: In spite of 1) the accounting method change (to post net sales excluding sourcing cost of contents such as e-lottery and tickets) and 2) seasonal effect, wireless Internet sales increased 5% QoQ. With the old accounting method of realizing e-lottery sales, wireless Internet sales would have increased 8% QoQ to KRW 272.3b. Owing to the increase in Internet-enabled handsets and high-end handsets which generate higher wireless Internet ARPU(June, EV-DO, Color, 1X), wireless Internet sales increased 108% YoY.
     - PORTION IN CELLULAR REVENUE: Wireless Internet sales portion in total revenue excluding interconnection revenue was 13%, a sustained increase from 8% in the 1st quarter, and 12% in the 4th quarter in 2002.

     -
4) INTERCONNECTION REVENUE
     - L-M: Despite a 10.3% reduction in interconnection rate, L-M revenue decreased only 6% QoQ due to the adjustments of difference between the estimates and final settlement.
     - M-M: Due to the interconnection rate adjustment, M-M revenue decreased 11% QoQ.

B. OPERATING EXPENSES

===============================================================================================
(KRW BN)                                 1Q 03      4Q 02    CHANGE(%)   1Q 02 1)  CHANGE(%)
===============================================================================================
WAGE AND EMPLOYEE BENEFITS                124        60         107%         97        28%
-----------------------------------------------------------------------------------------------
COMMISSIONS                               525        603        -13%        440        19%
-----------------------------------------------------------------------------------------------
  MARKETING COMMISSIONS                   264        371        -29%        287        -8%
-----------------------------------------------------------------------------------------------
    INITIAL COMMISSIONS                    75        121        -38%        118       -37%
-----------------------------------------------------------------------------------------------
    MONTHLY COMMISSIONS                   104        127        -18%         98         6%
-----------------------------------------------------------------------------------------------
    RETENTION COMMISSIONS                  85        122        -30%         71        20%
-----------------------------------------------------------------------------------------------
  FEES                                    172        167          3%        126        37%
-----------------------------------------------------------------------------------------------
  OTHER COMMISSIONS                        89         65         37%         27       236%
-----------------------------------------------------------------------------------------------
ADVERTISING                                93        155        -40%         70        33%
-----------------------------------------------------------------------------------------------
DEPRECIATION                              315        425        -26%        298         6%
-----------------------------------------------------------------------------------------------
NETWORK INTERCONNECTION                   181        197         -8%        149        22%
-----------------------------------------------------------------------------------------------
  M-M                                     121        133         -9%        111         9%
-----------------------------------------------------------------------------------------------
  M-L                                      61         64         -6%         38        59%
-----------------------------------------------------------------------------------------------
LEASED LINE                                73         70          4%         66        11%
-----------------------------------------------------------------------------------------------
OTHER  2)                                 181        262        -31%        150        20%
===============================================================================================
TOTAL                                   1,492      1,773        -16%      1,269        18%
===============================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002
2)   For more details, please refer to income statements in appendix.


1) WAGE AND EMPLOYEE BENEFITS
     -    Due to 1) the payment of incentive bonus for the 2002 performance, and
          2) a basic salary increase, wage and employee benefits increased 107% QoQ and 28% YoY.

2) COMMISSIONS
     - MARKETING COMMISSIONS : Due to the "Clean marketing" policy and focus on profitability, marketing commissions decreased 29% QoQ and 8% YoY.
     - FEES : Fees include outsourcing service fees, general fees, financial fees, roaming fees, etc.
     - OTHER COMMISSIONS : VAS expenses (paid to contents providers for wireless Internet information sales) account for most of the other commissions.

3) ADVERTISING
     - As there were no introduction of new brands like June and Moneta in the 4th quarter last year, advertising decreased 40% QoQ.
     - Due to an increase in number of new brands (Cara, June, Moneta), advertising increased 33% YoY.

4) DEPRECIATION
     - Depreciation decreased 26% QoQ due to reduction in the depreciable assets in the 1st quarter this year from the 4th quarter last year because of our declining balance depreciation method.

5) NETWORK INTERCONNECTION
     - M-M : Due to the interconnection rate cut, M-M Interconnection cost decreased 9% QoQ.
     - M-L : For USOB Fund, W22.5b was paid in the 1st quarter 2003. Excluding USOB payment, M-L interconnection cost decreased 9% q-q due to the interconnection rate cut (7.5%) and reduced outgoing MOUs.

C. NON-OPERATING ITEMS

=================================================================================================
(KRW BN)                                       1Q 03     4Q 02    CHANGE(%)  1Q 02 1)  CHANGE(%)
=================================================================================================
NON-OPERATING INCOME                             49         68       -29%        59      -18%
=================================================================================================
  INTEREST INCOME                                12         14       -14%         9       27%
-------------------------------------------------------------------------------------------------
  INCOMING FEES                                  27         25        10%        22       25%
-------------------------------------------------------------------------------------------------
  OTHER 2)                                       10         30       -68%        28      -65%
=================================================================================================
NON-OPERATING EXPENSES                          149        424       -65%        86       75%
=================================================================================================
  INTEREST EXPENSES                              87         77        13%        69       26%
-------------------------------------------------------------------------------------------------
  DONATIONS                                      20         73       -72%        11       76%
-------------------------------------------------------------------------------------------------
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT      2        178       -99%         3      -34%
-------------------------------------------------------------------------------------------------
  LOSS ON EQUITY METHOD                          11          0         -          0        -
-------------------------------------------------------------------------------------------------
  OTHER 2)                                       29         96       -70%         2     1320%
=================================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002
2)   For more details, please refer to income statements in appendix.


1) LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT
     - There was no significant loss from the disposal of property and equipment like in the 4th quarter of last year when the company charged KRW 157.4b due to disposal of unusable equipments from Shinsegi Telecomm.

2) OTHER (NON-OPERATING EXPENSES)
     - Other non-operating expenses were substantially high in the 4th quarter last year due to losses on disposal of KT shares (W47.9b) and losses on impairment of KT shares (W44.5b ) incurred by the share swap with KT.

2. BALANCE SHEET

==============================================================================================
(KRW BN)                                     MAR 03               DEC 02           CHANGE(%)
==============================================================================================
TOTAL ASSETS                                 13,104               12,721                3%
==============================================================================================
  CURRENT ASSETS                              4,109                2,747               50%
----------------------------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES            1,621                  546              197%
----------------------------------------------------------------------------------------------
  INVESTMENT ASSETS                           2,352                3,132              -25%
----------------------------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                      4,279                4,452               -4%
----------------------------------------------------------------------------------------------
  INTANGIBLE ASSETS                           2,364                2,390               -1%
==============================================================================================
LIABILITIES                                   8,166                7,184               14%
==============================================================================================
  CURRENT LIABILITIES                         4,929                4,016               23%
----------------------------------------------------------------------------------------------
    SHORT-TERM BORROWINGS                     1,691                  620              173%
----------------------------------------------------------------------------------------------
    CURRENT PORTION OF LONG-TERM DEBT         1,140                  921               24%
----------------------------------------------------------------------------------------------
  LONG-TERM LIABILITIES                       3,238                3,168                2%
----------------------------------------------------------------------------------------------
    LONG-TERM DEBT                            2,984                2,914                2%
==============================================================================================
SHAREHOLDERS' EQUITY                          4,938                5,537               -11%
==============================================================================================
DEBT/EQUITY RATIO (%)                           118%                  81%
==============================================================================================

1) ASSETS
     - CASH AND MARKETABLE SECURITIES : Because of unstable money market due to the North Korean nuclear issue and War in Iraq, SK Telecom has been increasing its level of cash to increase liquidity as a part of risk management. As a result, cash and marketable securities increased 197% QoQ.
     - INVESTMENT ASSETS : Due to the disposal of KT shares (W730.6b) from the share swap in January, investment assets decreased 25% QoQ. (The amount of disposal of KT shares in December 2002 was W846.9b)

2) LIABILITIES
     - SHORT-TERM BORROWINGS : Due to the issuance of CP (W1, 071.3b) to increase liquidity, short-term borrowings increased 173% QoQ. 3) SHAREHOLDERS' EQUITY
     - Despite a W448.7b of net income, shareholders' equity decreased 11% QoQ mainly because of the reduction in retained earnings due to the share buyback and cancellation conducted in January.

4) DEBT/EQUITY RATIO
     - Debt/Equity ratio rose to 118% in the 1st quarter, 2003 compared to 81% in the 4th quarter, 2002 due to the increased short-term borrowings for liquidity and the decreased shareholders' equity after the stock cancellation.

3. CAPITAL EXPENDITURE

==========================================================================================
(KRW BN)                            1Q 03      4Q 02    CHANGE(%)   1Q 02 1)    CHANGE(%)
==========================================================================================
NETWORK                               87        680        -87%       150         -42%
------------------------------------------------------------------------------------------
  95 A/B                               8         71        -89%         2         397%
------------------------------------------------------------------------------------------
  CDMA 2000 1X                        65        456        -86%       127         -49%
------------------------------------------------------------------------------------------
  BACKBONE AND OTHER                  14        153        -91%        21         -33%
------------------------------------------------------------------------------------------
NON-NETWORK                           86        126        -32%        24         256%
------------------------------------------------------------------------------------------
  WIRELESS INTERNET                   41        109        -66%        16         163%
------------------------------------------------------------------------------------------
  GENERAL SUPPORTING                  37         17        121%         9         329%
------------------------------------------------------------------------------------------
  OTHERS                               8          -          -          -           -
==========================================================================================
TOTAL CAPEX                          174        806        -78%       174           0%
==========================================================================================

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002

     - Capital Expenditure was about the same level as the 1st quarter last year and a decrease of 78% QoQ.

III. QUARTERLY FACTSHEET

=======================================================================================================
                                                  1Q 03      4Q 02    CHANGE(%)   1Q 02 1)   CHANGE(%)
=======================================================================================================
SUBSCRIBERS ('000)                               17,628     17,220         2%      16,001       10%
-------------------------------------------------------------------------------------------------------
    NET ADDS                                        408        223        83%         822      -50%
-------------------------------------------------------------------------------------------------------
    ACTIVATIONS                                     945        948         0%       1,516      -38%
-------------------------------------------------------------------------------------------------------
    DEACTIVATIONS                                   537        725       -26%         694      -23%
-------------------------------------------------------------------------------------------------------
    Monthly Churn Rate(%)                           1.0%       1.5%                   1.4%
-------------------------------------------------------------------------------------------------------
AVERAGE SUBSCRIBERS ('000)                       17,428     17,121         2%      15,503       12%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
MONTHLY ARPU (WON)                               42,895     46,057        -7%      41,546        3%
-------------------------------------------------------------------------------------------------------
  SIGN-UP FEE                                       868        908        -4%       1,553      -44%
-------------------------------------------------------------------------------------------------------
  MONTHLY FEE & CALL CHARGE                      29,980     32,604        -8%      30,288       -1%
-------------------------------------------------------------------------------------------------------
  VAS & OTHER                                     2,011      2,168        -7%       1,332       51%
-------------------------------------------------------------------------------------------------------
  WIRELESS INTERNET                               5,068      4,893         4%       2,736       85%
-------------------------------------------------------------------------------------------------------
  INTERCONNECTION                                 4,968      5,484        -9%       5,637      -12%
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
MOU (OUTGOING)                                   186 1)        196        -5%         182        2%
-------------------------------------------------------------------------------------------------------
MOU (INCOMING)                                   113 1)        117        -3%         113        0%
-------------------------------------------------------------------------------------------------------
SUBSCRIBER BY HANDSET FEATURE ('000)
-------------------------------------------------------------------------------------------------------
  1X(INCL. EV-DO)                                11,173      9,936        12%       5,114      118%
-------------------------------------------------------------------------------------------------------
  EV-DO(INCL. JUNE)                                 608        134       355%           -        -
-------------------------------------------------------------------------------------------------------
  JUNE                                              393         67       486%           -        -
-------------------------------------------------------------------------------------------------------
  COLOR                                           6,211      4,729        31%       1,235      403%
-------------------------------------------------------------------------------------------------------
WIRELESS INTERNET ARPU BY HANDSET (WON) 2)
-------------------------------------------------------------------------------------------------------
  2G                                              1,419      1,566        -9%       1,524       -7%
-------------------------------------------------------------------------------------------------------
  1X (EXCLUDING EV-DO)                            5,655      6,355       -11%       5,282        7%
-------------------------------------------------------------------------------------------------------
  COLOR                                           9,329      9,748        -4%       8,892        5%
=======================================================================================================

1)   March MOU is an estimate.
2) Excludes others in wireless Internet sales such as financial enabler, PDA, VMT, Solution/Platform sales, etc.

IV. SPECIAL ITEM

O    MERGER WITH SK IMT

MERGER SCHEDULE
     -    December 21, 2002 - Approved by the Board of Directors
     -    April 30, 2003 - Approved by the Ministry of Information and
          Communication
     -    Mary 1, 2003 - Official merger date
     - May 13, 2003 - Listing of new shares issued to minority shareholders in SK IMT

ISSUANCE OF NEW SHARES
     - Merger ratio : 0.11276 SK Telecom share per SK IMT share (based on the price of W243,000 of SK Telecom and W27,400 per SK IMT share)
     - Exercise of put-back option : The sum of the stake of SK IMT's shareholders who opposed to the merger and exercised the put-back option was 36.8% (22,078,770 shares of SK IMT). The amount that had been paid to these shareholders was W 605.0b , financed by the cash in SK IMT.
     - Number of New Shares : 1.86% of SK IMT shareholders approved the merger (1,119,872 shares of SK IMT), which comes to 126,276 shares of SK Telecom.

OTHERS
     - As of March 2003, book value of SK IMT in our balance sheet was W1, 017.7b. - For more details, please refer to financial statements of SK IMT in appendix.

V. APPENDIX - INCOME STATEMENT

===================================================================================================
(KRW MN)                                               1Q 03            4Q 02           1Q 02 1)
===================================================================================================
REVENUE                                              2,242,746        2,365,638        1,932,239
---------------------------------------------------------------------------------------------------
OPERATING EXPENSES                                   1,491,808        1,772,653        1,269,150
---------------------------------------------------------------------------------------------------
  WAGE AND EMPLOYEE BENEFITS                           123,926           59,844           96,891
  COMMISSIONS PAID                                     525,085          603,457          439,690
  ADVERTISING                                           92,696          155,115           69,793
  DEPRECIATION                                         315,180          425,386          297,689
  NETWORK INTERCONNECTION                              181,112          196,759          149,010
  LEASED LINE                                           72,894           70,193           65,730
  R&D EXPENSES                                          47,784           58,538           33,212
  FREQUENCY USAGE FEES                                  31,569           30,634           27,992
  BAD DEBT                                               3,731           15,357            1,902
  RENT                                                  30,644           33,359           39,989
  OTHERS                                                67,187          124,011           47,252
---------------------------------------------------------------------------------------------------
OPERATING INCOME                                       750,938          592,985          663,089
---------------------------------------------------------------------------------------------------
NON-OPERATING INCOME                                    48,691           68,421           59,008
---------------------------------------------------------------------------------------------------
  INTEREST INCOME                                       11,813           13,687            9,282
  INCOMING FEES                                         27,168           24,618           21,746
  FOREIGN EXCHANGE AND TRANSLATION GAINS                 2,453            6,217              160
  REVERSAL OF ALLOWANCE FOR DOUBTFUL ACCOUNTS                0           -5,826            1,527
  GAIN ON DISPOSAL OF PROPERTY AND EQUIPMENT               276              596            1,862
  GAIN ON EQUITY METHOD                                      0           23,478           21,679
  OTHER                                                  6,981            5,652            2,751
---------------------------------------------------------------------------------------------------
NON-OPERATING EXPENSES                                 149,479          423,643           85,555
---------------------------------------------------------------------------------------------------
  INTEREST EXPENSES                                     86,734           77,175           68,745
  DONATIONS                                             20,102           72,621           11,427
  LOSS ON DISPOSAL OF PROPERTY AND EQUIPMENT             2,194          177,830            3,338
  LOSS ON EQUITY METHOD                                 11,405                -                -
  FOREIGN EXCHANGE AND TRANSLATION LOSS                 11,796            1,798            1,274
  LOSS ON IMPAIRMENT OF INVESTMENT SECURITIES           16,417           44,496                -
  LOSS ON DISPOSAL OF INVESTMENT ASSETS                     77           49,281              354
  OTHER                                                    753              441              417
---------------------------------------------------------------------------------------------------
ORDINARY INCOME                                        650,149          237,764          636,543
---------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                             650,154          238,268          636,543
---------------------------------------------------------------------------------------------------
  INCOME TAXES                                         201,480           75,628          192,902
---------------------------------------------------------------------------------------------------
NET INCOME                                             448,674          162,640          443,641
---------------------------------------------------------------------------------------------------

1) Excludes the 12 days of Shinsegi Telecomm's performance before the official merger on January 13, 2002

V. APPENDIX - BALANCE SHEET

---------------------------------------------------------------------------------------------------
(KRW MN)                                      MAR 03              DEC 02               MAR 02
---------------------------------------------------------------------------------------------------
TOTAL ASSETS                                13,104,257          12,721,218          13,104,257
---------------------------------------------------------------------------------------------------
  CURRENT ASSETS                             4,108,732           2,746,991           2,757,529
---------------------------------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES           1,620,876             546,382             430,291
    ACCOUNTS RECEIVABLE - TRADE              1,253,421           1,290,475           1,046,660
    SHORT-TERM LOANS                            27,640              29,623              22,790
    ACCOUNTS RECEIVABLE - OTHER              1,103,879             809,616           1,204,752
    ACCRUED INCOME RECEIVABLES                   8,877               4,805               5,447
    INVENTORIES                                  9,872              10,718               2,823
    OTHER                                       84.168              55,372              44,766
---------------------------------------------------------------------------------------------------
  INVESTMENT ASSETS                          2,352,419           3,132,330           2,190,441
---------------------------------------------------------------------------------------------------
    LONG-TERM INVESTMENT SECURITIES          2,010,099           2,806,963           1,834,059
    LONG-TERM LOANS                             54,215              57,984              73,726
    GUARANTEE DEPOSITS                         240,170             221,815             252,910
    OTHER                                       47,935              45,568              29,745
---------------------------------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                     4,279,040           4,451,548           4,011,519
---------------------------------------------------------------------------------------------------
    LAND                                       439,270             439,915             440,302
    BUILDING AND FIXTURE                       775,553             778,833             777,246
    EQUIPMENT                                2,499,356           2,432,552           2,289,971
    CONSTRUCTION IN PROGRESS                   233,958             345,063             194,907
    OTHER                                      330,904             455,186             309,094
---------------------------------------------------------------------------------------------------
  INTANGIBLE ASSETS                          2,364,066           2,390,350           2,446,556
---------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------
LIABILITIES                                  8,166,462           7,184,271           5,856,095
---------------------------------------------------------------------------------------------------
  CURRENT LIABILITIES                        4,928,846           4,015,859           2,976,394
---------------------------------------------------------------------------------------------------
    ACCOUNTS PAYABLE                           903,446           1,587,532             789,377
    SHORT-TERM BORROWINGS                    1,691,326             620,000             390,552
    INCOME TAXES PAYABLE                       411,083             362,365             715,000
    ACCRUED EXPENSES                           359,974             354,716             382,330
    CURRENT PORTION OF LONG-TERM DEBT        1,139,794             920,745             489,325
    OTHER                                      423,223             170,502             209,809
---------------------------------------------------------------------------------------------------
  LONG-TERM LIABILITIES                      3,237,617           3,168,412           2,879,701
---------------------------------------------------------------------------------------------------
    LONG-TERM DEBT                           2,984,162           2,913,922           2,691,594
    FACILITY DEPOSITS                           45,249              46,850              48,127
    ACCRUED SEVERANCE INDEMNITIES               55,448              45,861               4,088
    OTHER                                      152,758             161,778             135,892
---------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                         4,937,794           5,536,948           4,937,794
---------------------------------------------------------------------------------------------------
  CAPITAL STOCK                                 44,576              44,576              44,576
  CAPITAL SURPLUS                            2,884,355           2,884,385           2,895,246
  RETAINED EARNINGS                           4,184,402           4,897,099           3,829,462
  CAPITAL ADJUSTMENTS                       (2,175,539)         (2,289,112)         (1,219,335)
    TREASURY STOCK                          (2,047,087)         (2,192,449)         (1,192,940)
    UNREALIZED LOSS ON VALUATION OF
    LONG-TERM INVESTMENT SECURITIES           (131,322)            (99,115)            (27,592)
    STOCK OPTIONS                                2,870               2,452               1,198
===================================================================================================

V. APPENDIX -FINANCIAL STATEMENTS OF SK IMT

INCOME STATEMENT

----------------------------------------------------------
(KRW MN)                             1Q 03          2002
----------------------------------------------------------
REVENUE                                  0             0
----------------------------------------------------------
OPERATING EXPENSES                   2,647         7,737
----------------------------------------------------------
  WAGE AND EMPLOYEE BENEFITS         1,560         3,748
  R&D EXPENSES                         510         1,921
  OTHER                                577         2,068
----------------------------------------------------------
OPERATING INCOME                    -2,647        -7,737
----------------------------------------------------------
NON-OPERATING INCOME                 9,097        47,795
----------------------------------------------------------
  INTEREST INCOME                    7,797        34,214
  OTHER                              1,300        13,581
----------------------------------------------------------
NON-OPERATING EXPENSES                   0         1,265
----------------------------------------------------------
INCOME BEFORE TAXES                  6,450        38,792
----------------------------------------------------------
  INCOME TAXES                       1,529        11,554
----------------------------------------------------------
NET INCOME                           4,920        27,238
----------------------------------------------------------


BALANCE SHEET

------------------------------------------------------------------------
(KRW MN)                                    MAR 03           DEC 02
------------------------------------------------------------------------
TOTAL ASSETS                              2,221,920        2,238,526
------------------------------------------------------------------------
  CURRENT ASSETS                            932,781          963,897
------------------------------------------------------------------------
    CASH AND MARKETABLE SECURITIES          928,948          958,457
    OTHER                                     3,833            5,440
------------------------------------------------------------------------
  INVESTMENT ASSETS                          10,101            5,173
------------------------------------------------------------------------
  PROPERTY AND EQUIPMENT                      9,130            8,529
------------------------------------------------------------------------
  INTANGIBLE ASSETS                       1,269,534        1,260,928
------------------------------------------------------------------------
    SPECTRUM USAGE RIGHTS                 1,269,210        1,259,253
    OTHER                                       324            1,675
------------------------------------------------------------------------
LIABILITIES                                 564,078          584,271
------------------------------------------------------------------------
  CURRENT LIABILITIES                         2,072           26,164
------------------------------------------------------------------------
    ACCRUED EXPENSES                            952           25,169
    OTHER                                     1,120              995
------------------------------------------------------------------------
  LONG-TERM LIABILITIES                     562,006          558,107
------------------------------------------------------------------------
    LONG-TERM PAYABLES - OTHER              554,795          551,983
    OTHER                                     7,211            6,124
------------------------------------------------------------------------
SHAREHOLDERS' EQUITY                      1,657,843        1,654,255
------------------------------------------------------------------------
  CAPITAL STOCK                             300,000          300,000
  CAPITAL SURPLUS                         1,300,020        1,300,020
  RETAINED EARNINGS                          57,823           54,235
------------------------------------------------------------------------

VI. IR CONTACTS

----------------------------------------------------------------------------------------------
IR OFFICE
----------------------------------------------------------------------------------------------
MR. TAE-JIN PARK        HEAD OF IR TEAM 1    + 82-2) 2121-4212      TJPARK@SKTELECOM.COM
MR. HANS LEE            HEAD OF IR TEAM 2    + 82-2) 2121-4514      HANSLEE@SKTELECOM.COM
MR. UK JANG             MANAGER              + 82-2) 2121-4215      UJANG@SKTELECOM.COM
MR. WOO IL KIM          MANAGER              + 82-2) 2121-4214      STARRY_KIM@NATE.COM
----------------------------------------------------------------------------------------------


THANK YOU

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SK TELECOM CO., LTD.



                                             By: /s/ Sung Hae Cho
                                                 -------------------------------
                                                 Name:  Sung Hae Cho
                                                 Title: Vice President
                                                        IR Office


Date: May 20, 2003